May 12, 2023

VIA EDGAR AND ELECTRONIC MAIL

Perry Hindin
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Foundation Inc. (“FFWM” or the “Company”)
Preliminary Proxy Statement on Schedule 14A filed February, 17, 2023 (the “Proxy Statement”)
Filed by Driver Management Company LLC, Driver Opportunity Partners I LP,
J. Abbott R. Cooper, et al.

Dear Mr. Hindin:

On behalf of Driver Management Company LLC (“Driver Management”), Driver Opportunity Partners I LP (“Driver Opportunity”) and J. Abbott R. Cooper (together with Driver Management and Driver Opportunity, “Driver”), I am providing Driver’s responses to the comments of the Staff (the “Staff”) of the Office of Mergers and Acquisitions in the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated February 24, 2023. For the Staff’s convenience, the text of the Staff’s Comments are set forth below in italicized form, followed by Driver’s responses. Capitalized terms not otherwise defined shall have the meanings ascribed to them in the Proxy Statement.

Preliminary Proxy Statement on Schedule 14A filed February 17, 2023

General

1	We note disclosure in the Company’s soliciting material filed pursuant to Exchange Act Rule 14a-12 on February 23, 2023 that the Company has determined that (i) Driver’s Notice of Nomination delivered on December 30, 2022 is invalid, (ii) the deadline for a timely and proper notice of intention to nominate candidates for election as directors at the 2023 Annual Meeting has passed and (iii) therefore, Driver does not have the right to nominate any candidates for election as directors at the 2023 Annual Meeting. Please revise your proxy statement disclosure to reflect these events and Driver’s plans going forward with respect to its solicitation in opposition. Please also update the proxy statement to reflect, if true, Driver’s withdrawal of its nomination of Ms. Flores for election to the Board at the Annual Meeting.

Pursuant to that certain Settlement Agreement (the “Settlement Agreement”), effected as of April 25, 2023, by and among Driver, FFWM and certain members of FFWM’s board of directors (the “Board”), FFWM has agreed to accept Allison Ball’s nomination to the Board. Accordingly, Driver respectfully advises the Commission that it believes disclosure of its plans going forward with respect to its solicitation in opposition is no longer relevant.

May 12, 2023

Driver acknowledges the comment from the Staff with regard to Ms. Flores’ nomination, and has revised the Proxy Statement to reflect Driver’s withdrawal of its nomination of Ms. Flores.

2	Refer to the preceding comment. We remind you that notwithstanding the Company’s right to avoid using a universal proxy card at the current time, Driver remains subject to the requirements of Exchange Act Rule 14a-19(e). Please also refer to Questions 139.04 and 139.05 (December 6, 2022) of the Compliance and Disclosure Interpretations for Proxy Rules and Schedules 14A/14C.

Driver acknowledges the comment from the Staff, and in light of the Settlement Agreement, Driver respectfully advises the Commission that it believes that this comment is no longer applicable.

3	Refer to the third whole paragraph on page 2 of the proxy statement. Disclosure in this paragraph indicates that “[i]f elected, the Driver Nominees…will seek to work with the other members of the Board to increase stockholder value through” a combination of capital allocation, alignment of interests and focus on stockholder return. Compare these three items to the three objectives listed in the first paragraph on page 1. Please clarify if these are intended to be the same three objectives or a total of six different goals.

Driver acknowledges the comment from the Staff and has revised the Proxy Statement accordingly. Please see pages 1 and 2 of the Proxy Statement.

4	Footnote 3 contains a non-working web address. Please revise. Quorum; Broker Non-Votes; Discretionary Voting, page 36.

Driver acknowledges the comment from the Staff and has revised the Proxy Statement to delete the above footnote.

Quorum: Broker Non-Votes; Discretionary Voting. page 36

5	Disclosure on page 36 states that “[i]f you hold your shares in street name and do not provide voting instructions to your broker, bank or other nominee on how to vote, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a “broker non-vote”). Under applicable rules, your broker will not have discretionary authority to vote your shares at the Annual Meeting on Proposal 1 and Proposal 3.” It is our understanding that in a contested election a broker does not have discretionary authority to vote on any proposals voted on at the meeting, whether routine or not. Please provide support for your statement or revise the disclosure here and under the caption “Proposal 2: Ratification of Appointment of Independent Registered Public Accounting Firm” to clarify the circumstances under which a broker will and will not have discretionary authority to vote on Proposal 2 given the current position of the Company noted in the first comment and the potential outcome of a successful challenge by Driver.

Driver acknowledges the comment from the Staff and has revised the Proxy Statement accordingly. Please see page 15 of the Proxy Statement.

May 12, 2023

Votes Required for Approval, page 36

6	Please revise the discussion regarding the contested director election and the related plurality voting standard to reflect the Company’s determination referenced in the first comment.

Driver acknowledges the comment from the Staff, and in light of the Settlement Agreement, Driver respectfully advises the Commission that it believes that this comment is no longer applicable.

Certain Additional Information, page 41

7	Please advise us when Driver anticipates distributing the proxy statement. Given that reliance on Exchange Act Rule 14a-5(c) is impermissible at any time before the registrant distributes its proxy statement, Driver will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures and should undertake to subsequently provide any omitted information in a supplement in order to mitigate that risk.

Driver does not currently anticipate distributing its definitive proxy statement until after the Company has filed its definitive proxy statement. To the extent Driver decides to distribute its definitive proxy statement before the Company has filed its definitive proxy statement, Driver will alert the Staff.

* * *

Please do not hesitate to contact the undersigned at 917-744-7758 or ac@drivermgmtco.com with any questions or to discuss Driver’s response to the Staff’s comments.

Driver Management Company LLC

/s/ J. Abbott R. Cooper